                                                                     EXHIBIT 2.2

                             CONSOLIDATION AGREEMENT

         This Consolidation Agreement, dated as of April 23, 2002 (this "Agreement"), is between Franklin Bank, National Association (the "Bank") and FB Interim National Bank, in organization (the "Interim Bank"), and is joined in by Franklin Bancorp, Inc. (the "Holding Company").

         This Agreement sets forth the terms and conditions upon which the Bank will be reorganized into a bank holding company corporate structure. The reorganization will be accomplished through the acquisition of the Bank by the Holding Company by the consolidation of the Bank and the Interim Bank under this Agreement (collectively, the "Reorganization").

         The Bank is a national banking association with its principal office at 24725 West Twelve Mile Road, Southfield, Michigan. The Bank has authorized capital of $6,000,000 consisting of 6,000,000 shares of common stock, $1 par value, of which, as of the date of this Agreement, 3,625,642 shares are issued and outstanding ("Bank Shares"). The Interim Bank is a national banking association in organization with its principal office at 24725 West Twelve Mile Road, Southfield, Michigan. Interim Bank is a non-operating bank which is being incorporated and organized pursuant to Section 21 of the National Bank Act, as amended (the "Bank Act"), for the sole purpose of effecting the Reorganization. Interim Bank has authorized capital of $2,500, consisting of 25 shares of common stock, $100.00 par value ("Interim Bank Shares"). The Holding Company is a Michigan business corporation with its principal office at 24725 West Twelve Mile Road, Southfield, Michigan. Holding Company has 6,000,000 authorized shares of common stock ("Holding Company Shares"), of which 1 share is issued and outstanding. Holding Company will be the sole shareholder of Interim Bank.

         Upon consummation of the Reorganization, Holding Company Shares will be issued to the Bank's shareholders in exchange for their Bank Shares on a one-for-one basis and Holding Company will become the sole shareholder of the Bank.

         THEREFORE, the parties agree that the Reorganization shall be effected upon the following terms and conditions:

         1. Consolidation. At the effective date of the Reorganization, the Bank and the Interim Bank shall be consolidated into a single bank under the charter of the Interim Bank in accordance with the provisions of the Bank Act. The consolidated organization resulting from the Reorganization is sometimes referred to as the "Consolidated Bank" in this Agreement. Prior to the effective date of the Reorganization, each bank is sometimes referred to as a "consolidating bank" in this Agreement.

         2. Corporate Attributes. On and after the effective date of the
Reorganization:

                  (a) Name. The name of the Consolidated Bank shall be "Franklin Bank, National Association".

                  (b) Corporate Organization. The articles of association of the Consolidated Bank shall be the articles of association of the Bank as in effect immediately prior to the effective date of the consolidation with changes and amendments as may be made by this Agreement or as may be required in order to conform such articles of incorporation to the provisions of this Agreement. The corporate term of the Consolidated Bank shall be perpetual.

                                       3